  EXHIBIT 99.1

GameSquare Announces the Success of Several New Campaigns Focused on

World Building Capabilities for Leading Global Brands

Four Recently Activated Campaigns Has Quickly Established Almost $1 Million in Revenue with Future Pipeline Momentum Growing Quickly

World Building Campaigns Leverage GameSquare’s Creative and Marketing Capabilities

August 17, 2023, Frisco, Texas – GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ: GAME) (TSXV: GAME) today announced the success of four substantial contracts to build and develop marketing campaigns surrounding custom worlds for brands in popular gaming titles such as Fortnite and Roblox, including two recent wins with prominent blue-chip global brands. These contracts highlight growing demand for large brands to engage with gaming audiences by creating custom gaming worlds.  The successful campaigns reflect GameSquare's ability to create a seamless bridge between brands and gamers by offering a unique platform for interactive brand experiences in the digital world.

With a keen understanding of gaming community trends and a commitment to innovation, GameSquare is well-equipped to create captivating worlds that connect with youth culture audiences. GameSquare provides end-to-end solutions including conceptualization and development of the gaming worlds, along with the campaign strategy, execution and amplification through the marketing services offered by the GameSquare’s subsidiaries.

"Our recent successes underscore our dedication to pushing the boundaries of cutting-edge creativity and technology in the gaming industry,” said Justin Kenna, CEO of GameSquare. “We're excited to continue delivering immersive gaming experiences for leading global brands that effectively engage the community and amplify brand presence amongst youth culture audiences."

About GameSquare Holdings, Inc.

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GAME's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform.

For more information, visit www.gamesquare.com.

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Forward-Looking Information

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com

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